CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Medium-Term Notes, Series A	$131,886,000	$7,359.24

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Pricing Supplement dated September 23, 2009 (To the Prospectus dated February 10, 2009 and the Prospectus Supplement dated September 14, 2009)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-145845

$131,886,000 Autocallable Index Knock-Out Buffer Notes Linked to the Russell 2000® Index due July 1, 2010 Medium-Term Notes, Series A

General

•	Senior unsecured obligations of Barclays Bank PLC maturing July 1, 2010†.

•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof.

•	The Notes priced on September 23, 2009 (the “pricing date”) and are expected to issue on or about September 30, 2009 (the “issue date”).

Key Terms	Terms used in this pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC

Reference Asset:	Russell 2000® Index (the “Index”) (Bloomberg ticker symbol “RTY <Index>”)

Automatic Call:	On any Review Date, if the official closing level (as defined below) of the Index is greater than or equal to the Call Level, the Notes will be automatically called for a cash payment per Note equal to the Call Price, which will be payable on the applicable Premium Payment Date.

Review Dates:	The first business day of each calendar week during the observation period.

Call Price:	For every $1,000 principal amount of the Note, you will receive a cash payment of $1,000 plus the Call Premium

Call Premium:	$1,000 multiplied by the Premium Percentage

Premium Percentage:	7%

Premium Payment Date:	The third scheduled trading day after the applicable Review Date

Call Level	107% of the Initial Level

Maximum Return:	7%

Knock-Out Event:	A Knock-Out Event occurs if, on any scheduled trading day during the observation period, the official closing level (as defined below) has decreased, as compared to the initial level, by more than the Knock-Out Buffer Amount.

Knock-Out Buffer Amount:	21%

Contingent Minimum Return:	2%

Observation Period:	The period commencing on, and excluding, the pricing date to and including the final valuation date.

Payment at Maturity:

If the Notes are not automatically called prior to maturity and a Knock-Out Event has occurred, you will receive a cash payment on the maturity date that will reflect the performance of the reference asset, subject to the Maximum Return. Under these circumstances, your payment at maturity per $1,000 principal amount Note will be calculated as follows:

$1,000 + ($1,000 × Index Return (subject to the Maximum Return))

If the Notes are not automatically called prior to maturity, if a Knock-Out Event has occurred and if the final level is less than the initial level, you will lose some or all of your investment.

If the Notes are not automatically called prior to maturity and if a Knock-Out Event has not occurred, you will receive a cash payment on the maturity date that will reflect the performance of the reference asset, subject to the Maximum Return and subject to the Contingent Minimum Return. Under these circumstances, your payment at maturity per $1,000 principal amount Note will equal $1,000 plus the product of (a) $1,000 multiplied by (b) the greater of (i) the Index Return, subject to the Maximum Return, and (ii) the Contingent Minimum Return.

Because the Call Level is equal to 107% of the initial level, the maximum gain on the Notes will be limited to the Premium Percentage of 7%. Accordingly, if the Notes are not automatically called, the return on your investment at maturity will always be less than 7%.

Index Return:	The performance of the Index from the initial level to the final level, calculated as follows: Final Level – Initial Level Initial Level

Initial Level:	613.37, the Index closing level on the pricing date.

Final Level:	The Index closing level on the final valuation date.

Official Closing Level:	The closing level of the reference asset on any scheduled trading day.

Final Valuation Date:	June 28, 2010†

Maturity Date:	July 1, 2010†

Calculation Agent:	Barclays Bank PLC

CUSIP/ISIN:	06739JXM0 and US06739JXM07

†

Subject to postponement in the event of a market disruption event and as described under “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices” and “Certain Features of the Notes—Autocallable Notes” in the prospectus supplement.

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page S-5 of the prospectus supplement and “Selected Risk Considerations” beginning on page PS-5 of this pricing supplement.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of Notes. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

The Notes are not bank deposits and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

	Price to Public[1]	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	100%	0.75%	99.25%
Total	$131,886,000	$989,145	$130,896,855

[1]

The price to the public for any single purchase by an investor in certain trust accounts, who is not being charged the full selling concession or fee by other dealers of approximately 0.75%, is 99.25%. The price to the public for all other purchases of Notes is 100%.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated February 10, 2009, as supplemented by the prospectus supplement dated September 14, 2009 relating to our Medium-Term Notes, Series A, of which these Notes are a part. This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated February 10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023285/dposasr.htm

•	Prospectus Supplement dated September 14, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509190954/d424b3.htm

Our SEC file number is 1-10257. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

PS–2

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index?

The following table illustrates the hypothetical total return at maturity on the Notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount Note to $1,000. The hypothetical total returns set forth below are based on an initial level of 613.37, a Knock-Out Buffer Amount of 21%, a Maximum Return of 7%, a Premium Percentage of 7% and a Contingent Minimum Return of 2%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

If not automatically called				If automatically called
Final Level	Index Return	Knock-Out Event Has Not Occurred[1]	Knock-Out Event Has Occurred[2]	Closing Level of Index on any Review Date	Percentage Appreciation/Depreciation on any Review Date	Total Return for any Review Date:
1226.74	100%	N/A	N/A	1226.74	100%	7.00%
1165.40	90%	N/A	N/A	1165.40	90%	7.00%
1104.07	80%	N/A	N/A	1104.07	80%	7.00%
1042.73	70%	N/A	N/A	1042.73	70%	7.00%
981.39	60%	N/A	N/A	981.39	60%	7.00%
920.06	50%	N/A	N/A	920.06	50%	7.00%
858.72	40%	N/A	N/A	858.72	40%	7.00%
797.38	30%	N/A	N/A	797.38	30%	7.00%
736.04	20%	N/A	N/A	736.04	20%	7.00%
674.71	10%	N/A	N/A	674.71	10%	7.00%
656.31	7%	N/A	N/A	656.31	7%	7.00%
644.04	5%	5.00%	5.00%	644.04	5%	N/A
613.37	0%	2.00%	0.00%	613.37	0%	N/A
552.03	-10%	2.00%	-10.00%	552.03	-10%	N/A
521.36	-15%	2.00%	-15.00%	521.36	-15%	N/A
490.70	-17%	2.00%	-17.00%	509.10	-17%	N/A
484.56	-20%	2.00%	-20.00%	484.56	-20%	N/A
460.03	-21%	2.00%	-21.00%	490.70	-21%	N/A
429.36	-30%	N/A	-30.00%	429.36	-30%	N/A
368.02	-40%	N/A	-40.00%	368.02	-40%	N/A
306.69	-50%	N/A	-50.00%	306.69	-50%	N/A
245.35	-60%	N/A	-60.00%	245.35	-60%	N/A
184.01	-70%	N/A	-70.00%	184.01	-70%	N/A
122.67	-80%	N/A	-80.00%	122.67	-80%	N/A
61.34	-90%	N/A	-90.00%	61.34	-90%	N/A
0.00	-100%	N/A	-100.00%	0.00	-100%	N/A

[1]	Official closing level has not declined by more than 21% on any scheduled trading day during the observation period.
[2]	Official closing level has declined by more than 21% on any scheduled trading day during the observation period.

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Index increases from the Initial Level of 613.37 to an official closing level of 736.04 on a Review Date. Because the official closing level of the Index on a Review Date of 736.04 is greater than the call level of 656.31, the Notes are automatically called, and the investor receives a single payment of $1,070 per $1,000 principal amount Note.

Example 2: The Notes are not automatically called, a Knock-Out Event has not occurred, and the level of the Index increases from the Initial Level of 613.37 to a Final Level of 619.50. Because a Knock-Out Event has not occurred and the Index Return of 1% is less than the Contingent Minimum Return of 2.00%, the investor receives a payment at maturity of $1,020 per $1,000 principal amount Note.

PS–3

Example 3: The Notes are not automatically called, a Knock-Out Event has not occurred, and the level of the Index decreases from the Initial Level of 613.37 to a Final Level of 521.36. Because a Knock-Out Event has not occurred, even though the Index Return of -15% is less than the Contingent Minimum Return of 2.00%, the investor receives a payment at maturity of $1,020 per $1,000 principal amount Note.

Example 4: The Notes are not automatically called, a Knock-Out Event has not occurred, and the level of the Index increases from the Initial Level of 613.37 to a Final Level of 644.04. Because a Knock-Out Event has not occurred and the Index Return of 5% is greater than the Contingent Minimum Return of 2.00%, the investor receives a payment at maturity of $1,050 per $1,000 principal amount Note, calculated as follows:

$1,000 + ($1,000 x 5%) = $1,050.00

Example 5: The Notes are not automatically called, a Knock-Out Event has occurred, and the level of the Index decreases from the Initial Level of 613.37 to a Final Level of 552.03. Because a Knock-Out Event has occurred and the Index Return is -10%, the investor receives a payment at maturity of $900 per $1,000 principal amount Note, calculated as follows:

$1,000 + ($1,000 x -10%) = $900

Example 6: The Notes are not automatically called, a Knock-Out Event has occurred, and the level of the Index increases from the Initial Level of 613.37 to a Final Level of 619.50. Because a Knock-Out Event has occurred and the Index Return is 1%, the investor receives a payment at maturity of $1,010 per $1,000 principal amount Note, calculated as follows:

$1,000 + ($1,000 x 1%) = $1,010

Selected Purchase Considerations

•

Appreciation Potential—If the Notes are not automatically called, the Notes provide the opportunity to participate in the appreciation of the Index at maturity. If the Notes are not automatically called and a Knock-Out Event has not occurred, in addition to the principal amount, you will receive at maturity at least the Contingent Minimum Return of 2.00%, or a minimum payment at maturity of $1,020 for every $1,000 principal amount Note. If a Knock-Out Event has occurred, if the Notes are not automatically called and the Final Level is greater than the Initial Level, in addition to the principal amount, you will receive at maturity a return on the Notes equal to the Index Return, subject to the Maximum Return, which may be greater than or less than 0%. However, the return on your investment at maturity will always be less than 7.00%. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•

Potential Early Exit With Appreciation As A Result Of Automatic Call Feature—While the original term of the Notes is just over nine months, the Notes will be called before maturity if the official closing level of the Index is at or above the Call Level on any Review Date and you will be entitled to a cash payment equal to $1,000 plus $1,000 x the Premium Percentage of 7.00%, which represents the maximum gain on the Notes.

•

Limited Protection Against Loss—If a Knock-Out Event has occurred, you will lose 1.00% of the principal amount for every 1.00% decline of the level of the reference asset during the observation period. If a Knock-Out Event has occurred and the Index Return is -100.00%, you will lose your entire investment.

•

Diversification Among U.S. Equities of the Russell 2000® Index—The return on the Notes is linked to the Russell 2000® Index. The Russell 2000® Index is designed to track the performance of the small capitalization segment of the U.S. equity market. For additional information on the Index, see the information set forth under “Description of the Reference Asset—Russell 2000® Index” in this pricing supplement

•

Certain U.S. Federal Income Tax Considerations—Some of the tax consequences of your investment in the Notes are summarized below. The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. As described in the prospectus supplement, this section applies to you only if you are a U.S. holder (as defined in the accompanying prospectus supplement) and you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise executed from the discussion in the prospectus supplement.

The United States federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described below. Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your Notes as a pre-paid cash-settled executory contract with respect to the Index. If your Notes are so treated, you should generally recognize capital gain or loss upon the sale, call or maturity of your Notes in an amount equal to the difference between the amount you receive at such time and the amount you paid for your Notes. Because the term of your Notes will not exceed one year, any gain or loss you recognize upon the sale, call or maturity of your Notes should generally be short-term capital gain or loss. Short-term capital gains are generally subject to tax at the marginal tax rates applicable to ordinary income.

PS–4

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your Notes in the manner described above. This opinion assumes that the description of the terms of the Notes in this pricing supplement is materially correct.

As discussed further in the accompanying prospectus supplement, the Treasury Department and the Internal Revenue Service are actively considering various alternative treatments that may apply to instruments such as the Notes, possibly with retroactive effect.

For a further discussion of the tax treatment of your Notes as well as possible alternative characterizations, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Executory Contracts” in the accompanying prospectus supplement. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes. For additional, important considerations related to tax risks associated with investing in the Notes, you should also examine the discussion in “Selected Risk Considerations—Taxes”, in this pricing supplement.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Index or any of the component stocks of the Index. These risks are explained in more detail in the “Risk Factors” sections of the prospectus supplement.

•

Your Investment in the Notes May Result in a Loss—The Notes do not guarantee any return of principal. If the Notes are not automatically called, the return on the Notes at maturity is linked to the performance of the Index and will depend on whether a Knock-Out Event has occurred, and the extent to which, the index return is positive or negative. If the official closing level has declined, as compared to the initial level, by more than the Knock-Out Buffer amount of 21.00% on any scheduled trading day during the observation period, a Knock-Out Event has occurred, and the protection provided by the Knock-Out Buffer Amount of 21% will terminate. Under these circumstances, you could lose up to 100% of your investment.

•

Your Ability To Receive The Contingent Minimum Return Of 2.00% May Terminate On Any Scheduled Trading Day During The Observation Period—If the Notes are not automatically called and the official closing level of the Index on any scheduled trading day during the observation period declines from the Initial Level by more than the Knock-Out Buffer Amount, you will not be entitled to receive the Contingent Minimum Return of 2.00% on the Notes. Under these circumstances, you may lose some or all of your investment at maturity and will be fully exposed to any depreciation in the Index.

•

Your Maximum Gain On The Notes Is Limited To The Call Premium—Because the Call Level is equal to 107% of the Initial Level, the maximum gain on the Notes will be limited to the Call Premium regardless of the appreciation in the Index, which may be significant. Accordingly, if the Notes are not automatically called, because the payment at maturity will reflect the performance of the Index (subject to the Contingent Minimum Return and to the Maximum Return), the return on your investment at maturity will always be less than 7.00%. Because the official closing level of the Index at various times during the term of the Notes could be higher than on the Review Dates and at maturity, you may receive a lower payment if called or at maturity, as the case may be, than you would have if you had invested directly in the Index.

•

No Interest or Dividend Payments or Voting Rights—As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this pricing supplement is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

Your Protection May Terminate On Any Scheduled Trading Day During The Observation Period—If the Notes are not automatically called and the official closing level of the Index on any scheduled trading day during the observation period declines from the Initial Level by more than the Knock-Out Buffer Amount of 21%, you will at maturity be fully exposed to any depreciation in the Index. Under these circumstances, if the Final Level is less than the Initial Level, you will lose 1% of the principal amount of your investment for every 1% decrease in the Final Level as compared to the Initial Level. You will be subject to this potential loss of principal even if the Index subsequently increases such that the closing level of the Index is less than the Initial Level by less than the Knock-Out Buffer Amount of 21%, or is equal to or greater than the Initial Level. If these Notes had a non-contingent buffer feature, under the same scenario, you would have received the full principal amount of your Notes plus the Contingent Minimum Return at maturity. As a result, your investment in the Notes may not perform as well as an investment in a security with a return that includes a non-contingent buffer.

PS–5

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•

Reinvestment Risk—If your Notes are called early, the term of the Notes may be reduced to shorter than one week. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes at a comparable return for a similar level of risk in the event the Notes are called prior to the maturity date.

•

Risks Associated With Small Capitalization Stocks—The stocks that constitute the Index are issued by companies with relatively small market capitalization. The stock prices of smaller companies may be more volatile than stock prices of large capitalization companies. Small capitalization companies may be less able to withstand adverse economic, market, trade and competitive conditions relative to larger companies. These companies tend to be less well-established than large market capitalization companies. Small capitalization companies are less likely to pay dividends on their stocks, and the presence of a dividend payment could be a factor that limits downward stock price pressure under adverse market conditions.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

Taxes—The federal income tax treatment of the Notes is uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described above. As discussed further in the accompanying prospectus supplement, on December 7, 2007, the Internal Revenue Service issued a notice indicating that it and the Treasury Department are actively considering whether, among other issues, you should be required to accrue interest over the term of an instrument such as the Notes even though you will not receive any payments with respect to the Notes until the Notes mature or are called and whether all or part of the gain you may recognize upon sale, call or maturity of an instrument such as the Notes could be treated as ordinary income. The outcome of this process is uncertain and could apply on a retroactive basis. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the level of the Index on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the Notes are subject to an automatic call feature;

•	the expected volatility of the Index;

•	the time to maturity of the Notes;

•	whether a Knock-Out Event has occurred;

•	the dividend rate on the common stocks underlying the Index;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events;

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Description of the Reference Asset

Russell 2000® Index

All information regarding the Russell 2000® Index (the “Russell 2000 Index”) set forth in this pricing supplement reflects the policies of, and is subject to change by, Frank Russell Company (“Russell”). The Russell 2000 Index was developed by Russell and is calculated, maintained and published by Russell. The Russell 2000 Index is reported by Bloomberg under the ticker symbol “RTY <Index>”.

The Russell 2000 Index is designed to track the performance of the small capitalization segment of the U.S. equity market. It measures the composite price performance of approximately 2,000 companies (the “Component Stocks”) domiciled in the United States, its territories, and those countries designated as benefit driven countries. Benefit driven countries are countries that offer operational, tax, political or other financial market benefits to companies that incorporate within such countries. All 2000 stocks trade on a major U.S. stock exchange. The Russell 2000 comprises the 2,000 smallest companies of the Russell 3000® Index (the “Russell 3000”) and represents approximately 8% of its total market capitalization. The Russell 3000, in turn comprises the 3000 largest U.S. companies as measured by total market capitalization, which together represent approximately 98% of the U.S. equity markets open to public investment.

PS–6

Selection of stocks underlying the Russell 2000

Security inclusion criteria

Below are the requirements to be eligible for inclusion in the Russell 3000, and, consequently, the Russell 2000 Index:

•

U.S. incorporated companies and U.S. benefit driven incorporated companies. U.S. incorporated companies are eligible for inclusion. Beginning during reconstitution 2007, companies incorporated in the following countries/regions are also reviewed for eligibility: Anguilla, Antigua, Bahamas, Barbados, Belize, Bermuda, British Virgin Islands, Cayman Islands, Channel Islands, Cook Islands, Faroe Islands, Gibraltar, Isle of Man, Liberia, Marshall Islands, Netherland Antilles, Panama and Turks and Caicos Islands. Companies incorporated in these regions are considered benefit driven incorporations (“BDIs”) because they typically incorporate in these regions for operations, tax, political or other financial market benefits. A company incorporated in these regions is specifically considered eligible for the Russell 3000 if it meets one of the following criteria:

•	its headquarters are in the United States; or

•	its headquarters are in the BDI designated country/region, but the primary exchange for its local shares is in the United States.

American Depositary Receipts are not eligible for inclusion. Headquarters and primary exchange will be analyzed once a year during reconstitution unless the security is de-listed from the U.S. exchange.

•

Trading requirements. All securities eligible for inclusion in the Russell 3000 must trade on a major U.S. exchange. Bulletin Board, pink-sheets or over-the-counter (OTC) traded securities are not eligible for inclusion.

•

Minimum trading price. Stock must trade at or above $1.00 on their primary exchange on the last trading day in May to be eligible for inclusion in the Russell 3000 during annual reconstitution or during initial public offering (IPO) eligibility. However, if a stock falls below $1.00 intra-year, it will not be removed from the index until the next reconstitution, if it is still trading below $1.00.

•

Company structure. Royalty trusts, limited liability companies, closed-end investment companies, blank check companies, special purpose acquisition companies (SPACs) and limited partnerships are excluded from inclusion in the Russell 3000® Index. Business development companies (BDCs) are eligible.

•	Shares excluded. Preferred stock, convertible preferred stock, redeemable shares, participating preferred stock, warrants and rights and trust receipts are not eligible for inclusion.

•

Deadline for inclusion. Stocks must be listed on the last trading day in May and Russell must have access to documentation verifying the company’s eligibility for inclusion. This information includes corporate description, incorporation, shares outstanding and other information needed to determine eligibility. IPOs will be considered for inclusion quarterly.

Berkshire Hathaway is excluded as a special exception due to its similarity to a mutual fund and its lack of liquidity.

All Russell indices, including the Russell 2000 Index, are reconstituted annually to reflect changes in the marketplace. The companies that meet the eligibility criteria are ranked on the last trading day of May of every year based on market capitalization using data available at that time, with the reconstitution taking effect as of the first trading day following the last Friday of June of that year. If the last Friday in June is the 28th, 29th or 30 th day of June, reconstitution will occur the Friday prior.

Market capitalization

The primary criteria used to determine the initial list of common stocks eligible for inclusion in the Russell 3000, and thus the Russell 2000, is total market capitalization, defined as the number of total outstanding shares of common stock multiplied by the price of such common stock at the annual reconstitution on the last trading day of May. Total market capitalization is determined by multiplying total outstanding shares by the market price as of the last trading day in May for those eligible at annual reconstitution. IPO eligibility is determined each quarter.

•

Determining total shares outstanding. Only common stock is used to determine market capitalization for a company. Any other form of shares, including preferred stock, convertible preferred stock, redeemable shares, participating preferred stock, warrants and rights or trust receipts, are excluded from the calculation. If multiple share classes of common stock exist, they are combined. In cases where the common stock share classes act independently of each other (e.g., tracking stocks), each class is considered for inclusion separately.

•

Determining price. During each annual reconstitution, the last traded price on the last trading day in May of that year from the primary exchange is used to determine market capitalization. In the case where multiple share classes exist, the primary trading vehicle is identified and used to determine price. The common share class with the highest trading volume, price and float-adjusted shares outstanding (or highest combination of the three) will be considered the primary trading vehicle.

Capitalization adjustments

A security’s shares are adjusted to include only those shares available to the public, often referred to as “free float”. The purpose of this adjustment is to exclude from market calculations the capitalization that is not available for purchase and is not part of the investable opportunity set. Stocks are weighted in all Russell indices, including the Russell 2000 Index, by their available (also called float-adjusted) market capitalization, which is calculated by multiplying the primary closing price by the available shares.

PS–7

The following types of shares are removed from total market capitalization to arrive at free float or available market capitalization. Adjustments are based on information recorded in Securities and Exchange Commission (SEC) corporate filings or other reliable sources in cases of missing or questionable data:

•	Cross ownership. Shares held by another member of a Russell index are considered cross-owned and all such shares will be adjusted regardless of percentage held.

•

Large corporate and private holdings. Shares held by another listed company (non-member) or private individuals will be adjusted if greater than 10% of shares outstanding. Share percentage is determined either by those shares held by an individual or a group of individuals acting together. For example, officers and directors holdings would be summed together to determine if they exceed 10%. However, not included in this class are institutional holdings, including investment companies, partnerships, insurance companies, mutual funds, banks or venture capital funds.

•	ESOP or LESOP shares. Corporations that have ESOPs or LESOPs that comprise 10% or more of the shares outstanding are adjusted.

•	Unlisted share classes. Classes of common stock that are not traded on a U.S. exchange are adjusted.

•	IPO lock-ups. Shares locked-up during an IPO are not available to the public and are thus excluded from the market value at the time the IPO enters the Russell indices.

•

Government holdings. Holdings listed as “government of” are considered unavailable and will be removed entirely from available shares. Shares held by government investment boards and/or investment arms will be treated similar to large private holdings and removed if the holding is greater than 10%. Any holding by a government pension fund is considered institutional holdings and will not be removed from available shares.

Corporate actions affecting the Russell 2000 Index

Changes to all Russell U.S. indices, including the Russell 2000 Index, are made when an action is final. To determine if an action is complete, Russell uses a variety of reliable public sources. The sources of this information include: company press releases, SEC filings, exchange notifications, Bloomberg or other sources determined to be reliable. If it is determined that an action was not final after communication was given to clients, the changes to the index will still occur.

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“No replacement” rule. Securities that leave the Russell 2000 Index, between reconstitution dates, for any reason (e.g., mergers, acquisitions or other similar corporate activity) are not replaced. Thus, the number of securities in the Russell 2000 Index over a year may fluctuate according to corporate activity.

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Mergers and acquisitions. Merger and acquisition activity results in changes to the membership and weighting of members within the Russell 2000 Index. Merger and acquisition activity is applied to the Russell 2000 Index after the action is determined to be final. The action will either be applied after the close of the current day (t) or the following day (t+1) depending upon the time it is determined that an action is final.

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Re-incorporations. Members of the Russell 2000 Index who are re-incorporated to another country are deleted from the Russell 2000 Index when the re-incorporation is final. Members of the Russell Global index re-incorporating to the United States (territory or BDI) will be added to the Russell 3000E® Index (the broadest Russell U.S. index) when the re-incorporation is final and may then be included in the Russell 2000 Index if its market capitalization warrants such inclusion. Companies who are not members of the Russell Global index and re-incorporate into the United States will be reviewed for eligibility at the next reconstitution.

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Re-classifications of shares (primary vehicles). The primary vehicle share class is typically re-examined at reconstitution, at the time of a major corporate action event or with the issuance of a new share class. For changes in the primary vehicle outside of reconstitution, a determination will be made one day prior to implementation of a change.

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Rights offerings. Rights offered to shareholders are reflected in the Russell 2000 Index the date the offer expires for nontransferable rights and on the ex-date for transferable rights. In both cases, the price is adjusted to account for the value of the right and shares are increased according to the terms of the offering on that day.

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Changes to shares outstanding. Changes to shares outstanding due to buyback (including Dutch Auctions), secondary offerings, merger activity with a non-Russell 2000 Index member and other potential changes are updated at the end of the month which the change is reflected in vendor supplied updates and verified by Russell using an SEC filing. For a change in shares to occur, the cumulative change to available shares must be greater than 5%.

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Spin-offs. The only additions between reconstitution dates are as a result of spin-offs, reincorporations and IPOs. Spin-off companies are added to the parent company’s index and capitalization tier of membership if the spin-off company is large enough.

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Tender offers. A company acquired as the result of a tender offer is removed when the tender offer has fully expired and it is determined the company will finalize the process with a short form merger. Shares of the acquiring company, if a member of the Russell 2000, Index will be increased simultaneously.

PS–8

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Delisting. Only companies listed on U.S. exchanges are included in the Russell 2000 Index. Therefore, when a company is delisted from a U.S. exchange and moved to OTC, the company is removed from the Russell 2000 Index.

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Bankruptcy and voluntary liquidations. Companies who file for Chapter 7 liquidation bankruptcy or file any other liquidation plan will be removed from the Russell 2000 Index at the time of the filing. Companies filing for a Chapter 11 re-organization bankruptcy will remain a member of the Russell 2000 Index, unless delisted from their primary exchange. In that case, normal delisting rules will apply.

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Stock distributions. Stock distributions can take two forms: (1) a stated amount of stock distributed on the ex-date or (2) an undetermined amount of stock based on earnings and profits on a future date. In both cases, a price adjustment is made on the ex-date of the distribution. Shares are increased on the ex-date for category (1) and on the pay-date for category (2).

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Dividends. Gross dividends are included in the daily total return calculation of the Russell 2000 Index based on their ex-dates. The ex-date is used rather than the pay-date because the market place price adjustment for the dividend occurs on the ex-date.

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Halted securities. Halted securities are not removed from the Russell 2000 Index until the time they are actually delisted from the exchange. If a security is halted, it remains in the Russell 2000 Index at the last traded price from the primary exchange until the time the security resumes trading or is officially delisted.

Additional information on the Russell 2000 Index is available on the following website:

http://www.russell.com.

License Agreement

Barclays Bank PLC expects to enter into a non-exclusive license agreement with the Frank Russell Company (“Russell”) whereby we, in exchange for a fee, will be permitted to use the Russell 2000 Index and its related trademarks in connection with certain securities, including the Notes. We are not affiliated with Russell; the only relationship between Russell and us is any licensing of the use of Russell’s indices and trademarks relating to them.

The license agreement between Russell and Barclays Bank PLC shall provide that the following language must be set forth in the pricing supplement:

“The Notes are not sponsored, endorsed, sold, or promoted by Frank Russell Company (“Russell”). Russell makes no representation or warranty, express or implied, to the owners of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the Russell 2000® Index (the “Russell 2000 Index”) to track general stock market performance or a segment of the same. Russell’s publication of the Russell 2000 Index in no way suggests or implies an opinion by Russell as to the advisability of investment in any or all of the securities upon which the Russell 2000 Index is based. Russell’s only relationship to Barclays Bank PLC and its affiliates is the licensing of certain trademarks and trade names of Russell and of the Russell 2000 Index which is determined, composed and calculated by Russell without regard to Barclays Bank PLC and its affiliates or the Notes. Russell is not responsible for and has not reviewed the Notes nor any associated literature or publications and Russell makes no representation or warranty, express or implied, as to their accuracy or completeness, or otherwise. Russell reserves the right, at any time and without notice, to alter, amend, terminate or in any way change the Russell 2000 Index. Russell has no obligation or liability in connection with the administration, marketing or trading of the Notes.

RUSSELL DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE RUSSELL 2000 INDEX OR ANY DATA INCLUDED THEREIN AND RUSSELL SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. RUSSELL MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY BARCLAYS BANK PLC AND/OR ITS AFFILIATES, INVESTORS, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE RUSSELL 2000 INDEX OR ANY DATA INCLUDED THEREIN. RUSSELL MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE RUSSELL 2000 INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL RUSSELL HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.”

“Russell 2000® Index” and “Russell 3000® Index” are trademarks of Frank Russell Company and have been licensed for use by Barclays Bank PLC. The Notes are not sponsored, endorsed, sold, or promoted by Frank Russell Company and Frank Russell Company makes no representation regarding the advisability of investing in the Notes.

Historical Information

The following graph sets forth the historical performance of the Index based on the daily Index closing level from January 7, 2002 through September 23, 2009. The Index closing level on September 23, 2009 was 613.37.

We obtained the Index closing levels below from Bloomberg, L.P. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg, L.P. The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level during the observation period or on the final valuation date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

PS–9

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Certain Employee Retirement Income Security Act Considerations

Your purchase of a Note in an Individual Retirement Account (an “IRA”), will be deemed to be a representation and warranty by you, as a fiduciary of the IRA and also on behalf of the IRA, that (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of the Employee Retirement Income Security Act (“ERISA”)) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, the IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA) and in connection with any redemption of the Note pursuant to its terms will receive at least adequate consideration, and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

Supplemental Plan of Distribution

JPMorgan Chase Bank, N.A. and JPMorgan Securities Inc. will act as placement agents for the Notes and will receive a fee from the Company that would not exceed $7.50 per $1,000 principal amount Note.

We expect that delivery of the Notes will be made against payment for the Notes on or about the issue date indicated on the cover of this pricing supplement, which is the 5th business day following the expected pricing date (this settlement cycle being referred to as “T+5”). See “Plan of Distribution” in the prospectus supplement.

PS–10